UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Changes

On October 20, 2026, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) appointed Marc Fontaine to serve as a director of the Company, effective October 21, 2026 (the “Effective Date”).

Mr. Fontaine currently serves as the Chief Executive Officer of Helsing SAS, the French entity of Helsing, the European leader in military AI, and brings more than two decades of experience across aerospace, defence and technology. Prior to joining Helsing, Mr. Fontaine held senior roles across Airbus’s commercial aircraft, defence and space, and helicopter businesses.

Mr. Fontaine’s appointment was proposed by Mudrick Capital Management L.P. pursuant to its director appointment rights set forth in the Company’s amended and restated memorandum and articles of association.

A copy of the press release announcing Mr. Fontaine’s appointment to the Board is furnished herewith as Exhibit 99.1.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988, File No. 333-297060 and File No. 333-298605) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated October 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: October 21, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer